[Company Letterhead]



                                January 26, 2004

Ms. Susan Min
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

via facsimile:  202 942 9528

Re:      Tournigan Gold Corporation Form 20-FR filed November 27, 2003
         File No. 0-50486

Dear Ms. Min:

         Please withdraw the Registration Statement on Form 20-F, File No. 0-50486 filed on November 27, 2003 by Tournigan Gold Corporation. Please contact the undersigned at (604) 688-9559 should you have any questions regarding this matter.


Sincerely,

TOURNIGAN GOLD CORPORATION

/s/  Garry Stock

Garry Stock
Executive Vice President


cc:  Alan Talesnick/D. Bloomer, Patton Boggs LLP              (303) 894-9239
     Stephen Flechner, Tournigan Advisory Board               (303) 282-9696